Exhibit 12

ILLINOIS POWER COMPANY
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Thousands of Dollars)

	For the year Ended December 31,

	2003	2002	2001	2000	1999

Earnings Available for Fixed Charges:
Earnings before cumulative effect of change in accounting principle:	$119,407	$160,695	$166,179	$134,935	$113,089
Add:
Income Taxes:
Current	(639)	15,486	15,859	(102,704)	47,639
Deferred - Net	14,416	25,212	25,619	111,935	8,083
Allocated income taxes	63,642	64,933	76,693	75,047	16,992
Investment tax credit - deferred	(1,396)	(1,422)	(950)	(982)	(1,339)
Income tax effect of CPS impairment	-	-	-	-	-
Interest on long-term debt	146,045	94,738	104,861	115,329	124,261
Amortization of debt expense and
premium-net, and other interest charges	17,751	18,135	18,638	23,795	24,190
One-third of all rentals (Estimated to be
representative of the interest component)	1,895	2,442	2,250	3,285	3,836
Interest on in-core fuel	-	-	-	-	4,424

Earnings (loss) available for fixed charges	$361,121	$380,219	$409,149	$360,640	$341,175

Fixed charges:
Interest on long-term debt	$146,045	$94,738	$104,861	$115,329	$124,261
Amortization of debt expense and
premium-net, and other interest charges	17,751	18,135	18,638	23,795	29,830
One-third of all rentals (Estimated to be
representative of the interest component)	1,895	2,442	2,250	3,285	3,836

Total Fixed Charges	$165,691	$115,315	$125,749	$142,409	$157,927

Ratio of earnings to fixed charges	2.18	3.30	3.25	2.53	2.16